82-5769

02 MAR 29 PM 8:17

UFJ Holdings, Inc

02028119

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	March 29, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	10 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 3/29

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 29, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 29, 2002
UFJ Holdings, Inc.

Earnings Forecasts for Fiscal Period Ending Mar. 31, 2002

UFJ Holdings, Inc. (the "Company") hereby gives notice of an amendment in the earnings forecasts on a non-consolidated and consolidated basis for the fiscal period ending March 31, 2002.

1. Non-Consolidated Earnings Forecasts

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement: (Nov. 2001)	156.0	145.0	145.0
Today's announcement:	85.0	75.0	75.0
Change from the previous announcement:	*(71.0)*	*(70.0)*	*(70.0)*
Change	(45.5%)	(48.3%)	(48.3%)

The earnings forecasts have been lowered since the interim dividends from the UFJ Bank have been less than the previously forecasted amount. The maximum amount in theory was used in November forecast (see Appendix A).

2. Consolidated Earnings Forecasts

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement (Nov. 2001):	2,600.0	(900.0)	(600.0)
Today's announcement:	3,000.0	(1,600.0)	(1,200.0)
Change from the previous announcement:	*+400.0*	*(700.0)*	*(600.0)*
Change	15.4%	(77.8%)	(100.0%)

The earnings forecasts have been amended due to the change in the accounting treatment for the gains and losses arising from the Tokai Bank, Ltd., for the period from Apr. 1, 2001 to Jan. 14, 2002. in the consolidated financial statements of the Company (see Appendix A).

➢ The ordinary profit and net income would be higher, as shown below, if the previous accounting methodology had been applied.

<For reference>

Consolidate Earnings Forecasts on the previous basis *

(Billions of Yen)

	Total Income:	Ordinary Profit	Net Income:
Consolidate Earnings Forecasts on the previous basis*:	2, 400.0	(850.0)	(500.0)
Change from the previous announcement:	*(200.0)*	*+50.0*	*+100.0*

(*): Excluding the former Tokai Bank's gains and losses for the period from Apr. 1, 2001 to Jan. 14, 2002

Credit costs of the UFJ group are expected to be approximately Yen 2 trillion including the former Tokai Bank's credit costs. The Company's BIS capital adequacy ratio on a consolidated basis is estimated to be between 10.5% and 11.0%.

At the end of this fiscal period, UFJ Bank will have retained earnings of approximately Yen 500 billion and net unrealized profit of almost Yen 120 billion on available-for-sale securities, net of taxes (see Appendix B).

Appendix A

1. Interim Dividends from UFJ Bank
   - From the fiscal year 2001, by application of marked-to-market accounting on available-for-sale securities, net unrealized profit (loss), net of tax, should be directly reflected in shareholder's equity. Therefore the fluctuation in stock price at the end of the fiscal period may have substantial impact on the level of the retained earnings.
   - Consequently, there is a risk that the payment of the interim dividends end up illegal if the stock price declines drastically.
   - To avoid this risk, UFJ Bank amended the Articles of Incorporation to change the record date for interim dividend from September 30 to December 31, and the interim dividends will be paid by March 31.
   - At the previous announcement, it was tentatively assumed that the Company would receive the maximum amount of interim dividends in theory, because of uncertain factors including the level of stock market price at the end of this fiscal period.
   - Today UFJ Bank has decided to pay the interim dividends amounting to Yen 74 billion, the amount for the bank to preserve its financial soundness and for the Company to retain a sufficient amount of earning surplus available for dividends. Accordingly, the Company amends its earnings forecasts for the fiscal period ending March 31, 2002.

   Note: By determination of the amount of interim dividends of UFJ Bank, the BIS capital ratios of the former Sanwa Bank as of September 30, 2001 were changed as below.
   (Consolidated) 11.14% (previous announcement: 10.72%)
   (Non-consolidated) 12.19% (previous announcement: 11.76%)
   The BIS capital ratios of the former Tokai Bank were not changed.

2. Reflection of the former Tokai Bank's gains and losses for the period from Apr. 1, 2001 to Jan. 14, 2002
   - On the merger, the former Tokai Bank's gains and losses for the period from Apr. 1, 2001 to Jan. 14, 2002 has not been recognized as UFJ Bank's gains and losses in accordance with the Japanese merger accounting. UFJ Bank has simply taken over the net worth of Tokai Bank.
   - Consequently, the Company excluded the former Tokai Bank's gains and losses for the period from Apr. 1, 2001 to Jan. 14, 2002 from its

consolidated earnings forecasts for the fiscal period ending Mar. 31, 2002 at the previous announcement. The gains and losses of former Tokai Bank was to be disclosed in the footnotes to the consolidated financial statement.

- However, the Company today decided to reflect the former Tokai Bank's gains and losses to the consolidated income statement. This way, the Company believes, consolidated income statement of the Company reflects actual gains and losses resulting from business activity as a whole UFJ Group.
- As a result, the Company's earnings forecasts for the fiscal period ending Mar. 31, 2002 decreased considerably from the previous forecasts. But assuming that the gains and losses of former Tokai Bank are excluded from its consolidated financial results, like previous forecasts, the Company shall forecast an ordinary loss of 850.0 billion yen and net loss of 500.0 billion yen on a consolidated basis, 50.0 billion yen and 100.0 billion yen respectively more than the previous forecasts.
- There is no difference in the consolidated stockholders' equity of the Company between the two forecasts.

Appendix B

1. Consolidated Earnings Forecasts of UFJ Holdings for the Fiscal Period Ending March 31, 2002

(Billions of Yen)

	Non-consolidated			
	UFJ Bank*	The Former Tokai**	UFJ Trust	Total
Business Profit before Disposal of Hedge Losses for Bonds	490.0	139.2	120.0	749.2
Disposal amount of Hedge Losses for Bonds	–	*(45.0)*	–	*(45.0)*
Business Profit***	490.0	94.2	120.0	704.2
Gains and Losses on Stocks	65.0	(149.6)	(105.0)	(189.6)
Revaluation Losses	*(150.0)*	*(177.7)*	*(115.0)*	*(442.7)*
Credit Costs****	(1,065.0)	(684.6)	(205.0)	(1,954.6)
Ordinary Profit	(550.0)	(766.1)	(195.0)	(1,511.1)
Net Income	(285.0)	(712.9)	(125.0)	(1,122.9)

Net Income of UFJ Holdings and Consolidated Bank Subsidiaries	(77.0)

Consolidated Net Income of UFJ Holdings	(1,200.0)

(*): The former Sanwa Bank's gains and losses for the period from April 1, 2001 to January 14, 2002 and UFJ Bank's gains and losses for the period form January 15, 2002 to March 31, 2002

(**): The former Tokai Bank's gains and losses for the period from April 1, 2001 to January 14, 2002

(***): Business profit prior to net transfer to general reserve for possible loan losses

(****): Includes general reserve for possible loan losses

- Business Profit for UFJ Bank, the former Tokai Bank and UFJ Trust Bank before disposal of unrealized losses from designated hedges for bonds is expected to be approximately Yen 750 billion.
  To accelerate disposal of losses, however, Tokai Bank disposed of Yen 45 billion unrealized losses from the designated hedges for bonds at the merger. As a result, Business Profit excluding net transfer to general reserve of the three banks is expected to be Yen 704.2 billion.
- Revaluation losses on stocks of the three banks are expected to be Yen 442.7 billion. (Another Yen 145.2 billion unrealized losses were disposed at the time of the merger of Tokai Bank, amounting to Yen 588.0 billion of disposal of unrealized loss as a total.)
- Credit Costs of three banks are expected to be approximately Yen 1,950.0 billion, which is in line with our previous forecast.
- Net Losses of three Banks are expected to be Yen 1,122.9 billion. Tokai Bank's net losses were expanded to Yen 712.9 billion because of the

partial denial of a tax effect.

- Net losses of the Company and consolidated bank subsidiaries are expected to be Yen 77 billion, mainly because UFJ Credit Co. Ltd., a consolidated subsidiary of UFJ Bank, posted over Yen 100 billion of net loss due to the increase in reserves.
- Net losses of the Company on a consolidated basis are expected to be approximately Yen 1,200 billion.

2. Merger Accounting

The Stockholders' equity of the former Tokai Bank *(Billions of Yen)*

	As of March 31, 2001(*)	Gains and losses before merger (**)	Utilization of merger gains	Amount transferred to UFJ Bank
Capital Stock	723.1	-	(723.1)	-
Capital Surplus	649.2	-	(93.3)	555.9
Legal Reserve	77.9	-	-	77.9
Revaluation Reserve for Land, Net of Taxes	55.6	(1.7)	-	53.9
Retained Earnings	32.2	(711.9)	681.0	1.3
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	-	(96.2)	124.7	28.5
Total Stockholders' Equity	1,538.1	(809.8)	(10.5)	717.7

Details of merger accounting *(Billions of Yen)*

	Amount used		
Capital Stock	(723.1)	(723.1)	transferred to Capital Surplus
Capital Surplus	(93.3)	723.1	transferred from Capital Stock
		(681.0)	transferred to Retained Earnings in order to deal with Tokai Bank's losses in Retained Earnings
		(217.1)	used to deal with unrealized losses unrealized losses on available-for-sale securities: 145.2 unrealized losses on lands: 53.7 unrealized foreign exchange losses on investment to foreign subsidiaries: 18.1
		81.7	the former Tokai Bank's part of the tax effect realized by Sanwa Bank's profit
Retained Earnings	681.0	681.0	transferred from Capital Surplus in order to deal with Tokai Bank's losses in Retained Earnings
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	124.7	96.2	extinguished by disposal of revaluation losses
		28.5	generated by disposal of revaluation losses after tax effect

(*): Balance of Tokai Bank as of March 31, 2001
(**): Tokai Bank's gains and losses of the period from Apr.1,2001to Jan.14, 2002

3. The Stockholder's Equity of UFJ Bank (forecast)

(Billions of Yen)

	As of March 31, 2001(*)	Amount transferred from Tokai Bank	Amount of Draw Down(**)	Amount of Interim Dibidends Paid	Financial Results of FY2001	As of March 31, 2002
Capital Stock	843.6	-	-	-	-	843.6
Capital Surplus	734.6	555.9	(445.0)	-	-	845.5
Legal Reserve	106.6	77.9	(184.6)	-	-	-
Revaluation Reserve for Land, Net of Taxes	137.3	53.9	-	-	(72.0)	119.2
Retained Earnings	181.7	1.3	629.6	(74.0)	(213.0)	525.7
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	-	28.5	-	-	95.5	124.0
Total Stockholders' Equity	2,003.8	717.7	-	(74.0)	(189.5)	2,458.0

(*): Balance of Sanwa Bank as of March 31, 2001
(**): Amount of draw down resolved at its extraordinary general meeting of stockholders on February 2002 and drawn down on March 2002
Notes:
・Revaluation Reserve for Land, net of Taxes (72.0) : Drawing down with securitization of UFJ' s Tokyo headquarters Building and selling of lands (same amount of profit from the draw down procedure was included in Retained Earnings)
・Retained Earnings (213.0) = Net Income (285.0) + Amount of draw down of revaluation reserve for land, net of taxes +72.0
・Net unrealized profit on available-for-sale securities, net of taxes 124.0 = Unrealized profit after impairment treatment +200.0 after tax effect

4. Forecast of BIS Capital Adequacy Ratio (Consolidated)

UFJ Holdings, Inc.	between 10.5% and 11.0%.
UFJ Bank Limited	middle of 10%
UFJ Trust Bank Limited (*)	about 10%

* Forecast of BIS capital adequacy ratio of UFJ Trust Bank is calculated based on the BIS international standard for reference.
On the basis of the BIS domestic standard, the ratio is estimated be middle of 9%.